UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-04879

NOTIFICATION OF LATE FILING	CUSIP NUMBER
253651103

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR
[ ] Form N-CSR
For Period Ended: September 30, 2016
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________________________________________________________

PART 1 -- REGISTRANT INFORMATION

Diebold, Incorporated
Full Name of Registrant

Former Name if Applicable

5995 Mayfair Road, P.O. Box 3077
Address of Principal Executive Office (Street and Number)

North Canton, Ohio, 44720-8077
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 15, 2016, Diebold, Incorporated (the Company) announced that it has successfully completed the acquisition of Wincor Nixdorf Aktiengesellschaft (Wincor Nixdorf AG) through its voluntary takeover offer for all the company's ordinary shares. Due to the consummation of the acquisition and the ongoing integration of the two companies in the third quarter of 2016, data and other information regarding certain material operations of the Company, as well as its financial statements required for the filing, are not currently available and could not be made available without unreasonable effort and expense.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Christopher A. Chapman	(330)	490-4000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate the financial results for the three and nine months ended September 30, 2016 will differ significantly from the same periods of 2015 due to the material acquisition of Wincor Nixdorf AG on August 15, 2016. Unlike the three and nine months ended September 30, 2015, the financial statements for the three and nine months ended September 30, 2016 will reflect the financial position and results of operations of Wincor Nixdorf AG for the periods reported from the acquisition date. Wincor Nixdorf AG's results of operations will significantly impact net sales and cost of sales, operating expenses, as well as change our net income (loss) for the three and nine months ended September 30, 2016 when compared to the same periods of 2015. The exact impact will not be known until the financial statements for the three and nine months ended September 30, 2016 are completed.

Diebold, Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	November 9, 2016	By	/s/ Christopher A. Chapman
Christopher A. Chapman
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)